UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is registered under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NAME:    Domini Advisor Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  c/o Domini Social Investments LLC
                  536 Broadway, 7th Floor
                  New York, New York  10012

TELEPHONE NUMBER (INCLUDING AREA CODE):

                  (212) 217-1100

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                  Domini Social Investments LLC
                  536 Broadway, 7th Floor
                  New York, New York  10012

                  copies to:
                  Roger P. Joseph, Esq.
                  Bingham McCutchen LLP
                  150 Federal Street
                  Boston, Massachusetts  02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes      X                                  No
     -------------                              ----------


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                                     NOTICE

A copy of the Declaration of Trust of the Domini Advisor Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this notification of registration has been executed on behalf of Domini Advisor Trust by a trustee of Domini Advisor Trust as a trustee and not individually and the obligations of or arising out of this notification of registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of Domini Advisor Trust.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the city of New York and the State of New York on the 12th day of October, 2004.

                                     DOMINI ADVISOR TRUST


                                     By: /s/ Amy L. Domini
                                         -------------------------
                                         Amy L. Domini
                                         Trustee

ATTEST:


/s/ Elizabeth L. Belanger
--------------------------
Elizabeth L. Belanger
Trustee